Filed by Maxim Integrated Products, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: Maxim Integrated Products, Inc.

Commission File No.: 001-34192

The following email was sent to employees of Maxim Integrated Products, Inc. on July 13, 2020.

From: Tunc Doluca

Date: July 13, 2020

To: All Employees

Subject: We are merging with Analog Devices

Maxim Employees,

Today we announced that Maxim Integrated has reached an agreement with Analog Devices to join the companies together. This will create a company with $8B combined revenue with complementary products, cultures, and values. The two companies are well-suited with minimal overlap, high-performance mindsets, strong engineering cultures, and a respect for the individual. I refer to this transaction as a merger because it is an all-stock transaction and, as a result, we share the successes of the combination.

A transaction like this is bittersweet for me personally. On the one hand, I have lived and watched with pride for more than three decades as we built the best company in our industry. I say that without condition or reservation. Maxim is the best! And I have always envisioned Maxim leading the industry by “doing it alone” to make sure those great minds who built this company never had their names or accomplishments diluted. At the same time, I see an industry beyond its growth years and becoming increasingly more difficult to grow beyond nominal levels. Moreover, there would be a continuing risk of some giant company that is very different from Maxim acquiring us just for financial reasons. That event would certainly mean the demise of what we have built. I know absolutely that we can go at it on our own and continue to be successful. But I had to ask myself whether this combination provided the opportunity for us to do even better. Would this allow us to add scale to grow and outpace the markets. I saw in this opportunity the potential to combine with another company in our industry, bringing together the best of our respective people, engineering, processes, and minds to grow and compete at a larger scale. I am convinced that this is the best route to preserve the Maxim panache and achievements of the past while accelerating the rate and scale at which we can innovate and grow in our industry in the coming decades. The combination of Maxim, Linear Technology and Analog Devices is the “dream team.”

This merger is subject to regulatory approval in many jurisdictions, most notably the U.S., E.U., and China, and satisfaction of other customary closing conditions. We do expect to ultimately obtain the required approvals. How long this will take, however, is difficult to predict. Currently, we estimate that all conditions will be satisfied, and closing will occur in the next 9 to 14 months.

I know this creates a lot of distraction, anxiety and confusion. You have many questions. We will have time to answer them all. This week, we will conduct live virtual meetings to answer your questions. Within the next couple of days, I will have a Town Hall meeting to introduce you to Analog Device’s CEO, Vince Roche. You will see that our companies have a lot of similarities, including the highest regard for quality engineering, innovation, and people. We will also discuss why we believe this combination is a good long-term decision within our industry.

This approval process will take many, many months. During that time, the two companies remain independent. So, we must not get distracted from running our business. We need to execute on our AOP and keep moving forward. Until regulatory approvals are obtained, the stockholders of both parties approve the transaction and the deal has closed, it is our job to run the business of Maxim. We remain responsible to keep the business, our customers, and our employees strong, growing, and well served.

This has been a wonderful journey, my friends. I have been honored and humbled to call each of you my colleague and my friend. But we are not turning out the lights. We are not stopping here. Our job now is to look around the corner and write the next chapter of Maxim. We will do it together. Let’s write one deserving of the Maxim name, and one which would make all of those who built Maxim proud.

You have my support as we go forward. I know I can count on yours.

Tunç

Forward Looking Statements

This communication relates to a proposed business combination transaction between Analog Devices, Inc. (“ADI”) and Maxim Integrated Products, Inc. (“Maxim”). This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements address a variety of subjects, including, for example, projections as to the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined organization’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction. Statements that are not historical facts, including statements about ADI’s and Maxim’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on ADI’s and Maxim’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any faltering in global economic conditions or the stability of credit and financial markets, erosion of consumer confidence and declines in customer spending; unavailability of raw materials, services, supplies or manufacturing capacity; changes in geographic scope or product or customer mix; changes in export classifications, import and export regulations or duties and tariffs; changes in ADI’s or Maxim’s estimates of their expected tax rate based on current tax law; ADI’s ability to successfully integrate Maxim’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction and growth prospects of the combined company may not be fully achieved in a timely manner, or at all; adverse results in litigation matters, including the potential for litigation related to the proposed transaction; the risk that ADI or Maxim will be unable to retain and hire key personnel; the risk associated with ADI’s and Maxim’s ability to obtain the approvals of their respective shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ADI’s common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ADI’s and Maxim’s respective periodic reports and other filings with the SEC, including the risk factors contained in ADI’s and Maxim’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ADI nor Maxim undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ADI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ADI and Maxim and that also constitutes a prospectus of ADI. Each of ADI and Maxim may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ADI or Maxim may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ADI and Maxim. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ADI, Maxim and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADI will be available free of charge on ADI’s website at http://www.analog.com or by contacting ADI’s Investor Relations Department by email at investor.relations@analog.com or by phone at 781-461-3282. Copies of the documents filed with the SEC by Maxim will be available free of charge on Maxim’s website at investor.maximintegrated.com or by contacting Maxim’s Investor Relations department by phone at 408-601-5697.

Participants in the Solicitation

ADI, Maxim and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ADI, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ADI’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on January 24, 2020, and ADI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2019, which was filed with the SEC on November 26, 2019. Information about the directors and executive officers of Maxim, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Maxim’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on September 27, 2019, and Maxim’s Annual Report on Form 10-K for the fiscal year ended June 29, 2019, which was filed with the SEC on

August 21, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ADI or Maxim using the sources indicated above.